SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CREDITRISKMONITOR.COM, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
225426105
(CUSIP Number)
Alex Tabatabai c/o Tabatabai Investment Management LLC 540 N. Dearborn Street, #101257 Chicago, Illinois 60610 (312) 998-8755

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225426105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Tabatabai Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 727,430
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 727,430
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 727,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

___________

CUSIP No. 225426105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Tabatabai Investment Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 727,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 727,430
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 727,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225426105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Alex Tabatabai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 727,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 727,430
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 727,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225426105	13D	Page 5 of 7 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of CreditRiskMonitor.com, Inc., a Nevada corporation (the “Company”). The Company reports that its principal executive offices are located at 704 Executive Boulevard, Suite A, Valley Cottage, New York 10989.

Item 2. Identity and Background.

This Statement is filed by (i) Tabatabai Investment Management LLC, a Delaware limited liability company (“GP”), (ii) Tabatabai Investment Partners LP, a Delaware limited partnership (the “Fund”), and (iii) Alex Tabatabai (“Mr. Tabatabai”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of each of the GP, the Fund and Mr. Tabatabai is 540 N. Dearborn St., #101257, Chicago, Illinois 60610.

The principal business of the Fund is serving as a private investment fund. The principal business of the GP is to serve as a general partner of the Fund. Mr. Tabatabai’s principal occupation is serving as the managing member of the GP. Mr. Tabatabai is a U.S. citizen.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $2,281,856. The source of these funds was the working capital of the Fund.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons have engaged, and may continue to engage, in discussions with management of the Company regarding its business and affairs. None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 225426105	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 727,430 shares of Common Stock, which represents approximately 6.8% of the Company’s outstanding shares of Common Stock.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 10,722,401 shares of Common Stock reported by the Company as outstanding as of March 6, 2017 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2017.

The GP, as general partner of the Fund, and Mr. Tabatabai, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund and consequently the GP and Mr. Tabatabai may be deemed to have indirect beneficial ownership of such shares. The GP and Mr. Tabatabai disclaim beneficial ownership of such shares.

(b)       The GP, as general partner of the Fund, and Mr. Tabatabai, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund.

(c)       None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 225426105	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: April 11, 2017

TABATABAI INVESTMENT MANAGEMENT LLC

By:	/s/ Alex Tabatabai
Name:	Alex Tabatabai
Title:	Managing Member

TABATABAI INVESTMENT PARTNERS LP

By:	Tabatabai Investment Management LLC,
its General Partner

	By:	/s/ Alex Tabatabai
	Name:	Alex Tabatabai
	Title:	Managing Member

/s/ Alex Tabatabai
ALEX TABATABAI